Exhibit 77Q2

Boulder Total Return Fund, Inc.

Response to Item 77Q2

SUB-ITEM 77Q2: Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon the Fund’s review of the copies of such forms it received and written representations from such persons, the Fund believes that for the fiscal year ended November 30, 2012, all such filing requirements applicable to such persons were complied with, except for the following instances.  An initial statement of beneficial ownership (Form 3) for Steven Norgaard was not filed before the end of the tenth business day following the day on which he became subject to the reporting obligations under Section 16. The initial statement of beneficial ownership for Steven Norgaard has since been filed with the Securities and Exchange Commission.